# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Argo Blockchain Plc, CIK 0001841675
CUSIP: 040126RR7
Title of class of securities: Ordinary Shares, nominal value GBP0.001 per share
Address of issuer's principal executive offices: Eastcastle House, 27/28 Eastcastle Street, London, United Kingdom (X0), 8DH
Date of event which requires filing of this statement: 12/15/2025
Filed by CIK 0002101281
Persons authorized to receive notices and communications: Growler Mining Tuscaloosa, LLC, 1301 Industrial Park Drive, Tuscaloosa, Alabama (AL), 35401, (205)-752-0677

## Reporting persons
- Growler Mining Tuscaloosa, LLC (CIK 0002101281): type of reporting person: other (OO); citizenship or place of organization: Alabama (AL); source of funds: other (OO); sole voting power 25,250,464,800; shared voting power 0; sole dispositive power 25,250,464,800; shared dispositive power 0; aggregate amount beneficially owned 25,250,464,800 (87.5% of the class)
- Luther S. Pate, IV: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,250,464,800; shared voting power 0; sole dispositive power 25,250,464,800; shared dispositive power 0; aggregate amount beneficially owned 25,250,464,800 (87.5% of the class)
  Comment: (1) Represents Ordinary Shares of Argo Blockchain plc (the "Issuer"), which are represented by 11,690,030 American Depositary Shares ("ADSs"), which are in turn represented by American Depositary Receipts ("ADRs"), which are held directly by Growler Mining Tuscaloosa, LLC ("Growler"), of which Luther S. Pate, IV is the sole owner, member, and manager. As such, Mr. Pate exercises voting and investment control over the securities held by Growler.
  
  (2) Represents 25,250,464,800 Ordinary Shares (represented by ADSs which in turn are represented by ADRs, which are held directly by Growler) as a percentage of total outstanding Ordinary Shares of 28,857,673,160.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, nominal value GBP0.001 per share
Name of issuer: Argo Blockchain Plc
Address of issuer's principal executive offices: Eastcastle House, 27/28 Eastcastle Street, London, United Kingdom (X0), 8DH

## Item 2. Identity and Background
Name of person filing: This Statement is being jointly filed by Growler Mining Tuscaloosa, LLC, an Alabama limited liability company ("Growler"), and Luther S. Pate, IV, the sole owner, member, and manager of Growler (together with Growler, the "Reporting Persons"). Mr. Pate, as sole owner, member, and manager of Growler, has sole power to vote and dispose of the securities reported herein.
Residence or business address: The principal business address of the Reporting Persons is 1301 Industrial Park Drive, Tuscaloosa, Alabama 35401.
Present principal occupation or employment: The principal business of Growler is the operation of cryptocurrency mining facilities in Alabama and a platform for broader investment and development initiatives. The principal occupation of Mr. Pate with respect to Growler is the sole owner, member, and manager of Growler.
Criminal convictions in the last five years: None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Growler is organized under the laws of the State of Alabama. Mr. Pate is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Growler received the ADSs, represented by American Depositary Receipts ("ADRs") and representing Ordinary Shares, on December 15, 2025 as consideration in connection with the implementation of the Restructuring Plan (as defined below) involving the Issuer. Item 4 of this Statement provides a general overview of the Restructuring Plan and summarizes the Exchange Agreement, the Subscription Letter, and the Restricted Issuance Agreement (each as defined below) that pertain to the Ordinary Shares, ADSs, and ADRs acquired by Growler and is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Restructuring Plan

On December 11, 2025, a Restructuring Plan (the "Restructuring Plan") with respect to the Issuer became effective after being sanctioned by the High Court of Justice, Business and Property Courts of England and Wales. On December 15, 2025, the Restructuring Plan was implemented (the "Implementation Date") and the transactions contemplated by the Restructuring Plan were consummated (the "Restructuring"). As a result of the Restructuring, among other things, the Issuer issued 25,250,464,800 Ordinary Shares to JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), against which the Depositary issued 11,690,030 restricted ADSs, represented by restricted ADRs, to Growler in exchange for Growler's contributions under the Restructuring Plan, which included (i) the release of all claims under the secured loan facility in the amount of $7.7 million previously provided by Growler to the Issuer, (ii) pursuant to the Exchange Agreement (as defined below), the transfer of certain cryptocurrency mining and other assets to the Issuer via the transfer of Growler's wholly owned subsidiary holding such assets, and (iii) pursuant to the Subscription Letter (as defined below), a cash contribution to the Issuer in the amount of $3.5 million to support the Issuer's post-implementation operations. The restricted ADSs, represented by restricted ADRs, are subject to transfer limitations under U.S. securities laws and the terms of that certain Restricted Issuance Agreement, dated December 15, 2025, by and between the Issuer and the Depositary (the "Restricted Issuance Agreement"), including restrictive legends and requirements for legal opinions and issuer instructions prior to any transfer, cancellation, or exchange.

In connection with the Restructuring Plan, (1) the Ordinary Shares were delisted from the London Stock Exchange and are quoted on a matched bargain share dealing facility with JP Jenkins for a period of six months, and (2) Ralfe Hickman, Growler's director nominee, was elected to the Issuer's board of directors. Following the Implementation Date, Growler beneficially owns approximately 87.5% of the Issuer's outstanding Ordinary Shares through an aggregate of 11,690,030 restricted ADSs, represented by restricted ADRs. The individual issuances that compose this aggregate issuance are further detailed below.

Release of Claims under Secured Loan Facility

In connection with the implementation of the Restructuring Plan, on December 12, 2025, Growler released all claims under the secured loan facility in the amount of $7.7 million previously provided by Growler to the Issuer under the Restructuring Plan, and in exchange the Issuer issued 5,555,102,256 Ordinary Shares to the Depositary in favor of Growler against which the Depositary issued 2,571,807 restricted ADSs, represented by restricted ADRs, to Growler.

Exchange Agreement

In connection with the implementation of the Restructuring Plan, on December 12, 2025, the Issuer entered into an Exchange Agreement (the "Exchange Agreement") with Growler and its wholly owned subsidiary, Growler USCo, Inc. ("USCo"), which holds certain cryptocurrency mining and other assets. Pursuant to the Exchange Agreement, Growler agreed to transfer all issued and outstanding shares of common stock of USCo to the Issuer, resulting in USCo becoming a wholly owned subsidiary of the Issuer. In exchange, the Issuer issued 17,170,316,064 Ordinary Shares to the Depositary in favor of Growler against which the Depositary issued 7,949,220 restricted ADSs, represented by restricted ADRs, to Growler.

Subscription Agreement

In connection with the implementation of the Restructuring Plan, on December 12, 2025, the Issuer entered into a Subscription Letter (the "Subscription Letter") with Growler. Pursuant to the Subscription Letter, Growler paid a subscription price of $3.5 million to the Issuer in exchange for its issuance of 2,525,046,480 Ordinary Shares to the Depositary in favor of Growler, against which the Depositary issued 1,169,003 restricted ADSs, represented by restricted ADRs, to Growler.

General

Each Reporting Person acquired the securities described in this Statement in connection with the Restructuring and intends to review its investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or, subject to the Restricted Issuance Agreement, sell or otherwise dispose of all or a portion of the securities then held, in the open market or in privately negotiated transactions or otherwise.

Other than as described above, neither Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, a Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own 11,690,030 ADSs (represented by ADRs) representing 25,250,464,800 Ordinary Shares, which in turn represent 87.5% of outstanding Ordinary Shares. The ADSs are held of record by Growler. Mr. Pate, as the sole owner, member, and manager of Growler, has sole power to vote and dispose of all of the ADSs, represented by ADRs, and hence, the Ordinary Shares reported herein.
Number of shares as to which each person has sole or shared power to vote or dispose: 25,250,464,800
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Statement is incorporated by reference herein. Except as described in Item 4 of this Statement, the Reporting Persons have not engaged in any transactions in the Ordinary Shares in the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ADSs, represented by ADRs, or underlying Ordinary Shares owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Statement summarizes certain provisions of the Restructuring Plan, the Exchange Agreement, the Subscription Letter, and the Restricted Issuance Agreement, and is incorporated herein by reference. A copy of each of the Restructuring Plan, the Exchange Agreement, and the Subscription Letter is furnished herewith and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
No. Description

1. Joint Filing Agreement among the Reporting Persons, dated December 18, 2025.

2. Restructuring Plan, effective as of December 11, 2025, by and between the Issuer, Growler, the Noteholders (as defined therein), and the Shareholders (as defined therein) (attached as a Schedule to the Order of the High Court of Justice, Business and Property Courts of England & Wales, Insolvency and Companies List (Ch D), before the Honourable Mr. Justice Hildyard on 8 and 10 December, in the Matter of Argo Blockchain plc and in the Matter of the Companies Act 2006) (incorporated by reference to Exhibit 99.1 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

3. Exchange Agreement, dated as of December 12, 2025, by and between the Issuer, Growler, and USCo (incorporated by reference to Exhibit 10.1 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

4. Subscription Letter, dated as of December 12, 2025, by and between the Issuer and Growler (incorporated by reference to Exhibit 10.2 to the Issuer's Form 6-K, File No. 001-40816, filed with the SEC on December 18, 2025).

## Signatures
- Growler Mining Tuscaloosa, LLC: /s/ Luther S. Pate, IV, Luther S. Pate, IV Manager (12/18/2025)
- Luther S. Pate, IV: /s/ Luther S. Pate, IV, Luther S. Pate, IV (12/18/2025)